UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026.

Commission File Number: 001-41996

HAFNIA LIMITED
c/o Hafnia SG Pte Ltd
10 Pasir Panjang Road,
#18-01 Mapletree Business City,
Singapore 117438
+65 6434 3770

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Hafnia Limited (the “Company”), dated June 30, 2026, announcing the planned CEO succession.

The information contained this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-287637) that was filed with the U.S. Securities and Exchange Commission effective May 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAFNIA LIMITED

By:	/s/ Petrus Wouter Van Echtelt
Name:	Petrus Wouter Van Echtelt,
Title:	Chief Financial Officer

Date: June 30, 2026